UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K (Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hewlett-Packard Company 401(k) Plan
December 31, 2008 and 2007, and for the Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Hewlett-Packard Company 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007,
and for the Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	17
Signature	47

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	48

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hewlett-Packard Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Hewlett-Packard Company 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                         /S/  ERNST & YOUNG LLP

San Jose, California
June 26, 2009

Hewlett-Packard Company 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Cash	$1,188,022	$25,699,157
Investments, at fair value	7,978,860,454	11,103,035,010
Receivables:
Company contribution	—	27,316
Amount due from brokers for securities sold	40,409,104	31,181,711
Forward foreign currency contracts	55,254,427	66,644,321
Interest and dividends	7,352,100	4,381,856
Total receivables	103,015,631	102,235,204
Total assets	8,083,064,107	11,230,969,371

Liabilities
Amounts due to brokers for securities purchased	27,573,213	23,578,053
Forward foreign currency contracts payable	55,217,783	66,968,940
Other payables	2,131,335	2,426,263
Total liabilities	84,922,331	92,973,256

Net assets reflecting investments, at fair value	7,998,141,776	11,137,996,115

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	93,053,312	2,332,025

Net assets available for benefits	$8,091,195,088	$11,140,328,140

See accompanying notes.

Hewlett-Packard Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$480,208,233
Company	281,297,319
Rollover	57,891,286
819,396,838

Transfer-in	1,122,494
Net investment income (loss):
Interest and dividends	348,098,436
Net realized and unrealized depreciation in fair value of investments	(3,639,680,934)
Net investment loss	(3,291,582,498)

Benefits paid directly to participants	(567,810,073)

Administrative expenses and fees	(764,200)

Investment management fees	(9,495,613)

Net decrease	(3,049,133,052)

Net assets available for benefits:
Beginning of year	11,140,328,140
End of year	$8,091,195,088

See accompanying notes.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements
December 31, 2008

1. Description of the Plan

The following brief description of the Hewlett-Packard Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In May 2007, the Investment Review Committee approved changes to the Plan’s investment lineup, including elimination of three of the Tier 1 funds, creation of ten Target Retirement Date Funds to replace the eliminated Tier 1 funds, and changing the default fund for automatic enrollment from the Stable Value Fund to the appropriate target date fund based on the participant’s expected retirement date at age 65. The changes were implemented on September 4, 2007.

Assets of the Plan are invested in a three-tier investment structure. Tier 1 includes one ready-made portfolio, i.e., the Conservative Portfolio, and ten Target Retirement Date Funds to be utilized based on the employee’s current age and anticipated retirement date at age 65. Tier 2 includes 15 institutional funds in a range of asset classes. Tier 3 includes 15 brand-name mutual funds spanning several investment categories. Additionally, the Plan offers Company common stock as an investment option. All investments are participant-directed.

Effective after the close of the market on April 25, 2008, the Fidelity Growth and Income Portfolio was removed from the investment options in Tier 3 and was replaced with a Tier 2 fund, the Large Cap Core Stock Fund.

The Plan includes a non-leveraged employee stock ownership plan (the ESOP) within the meaning of Internal Revenue Code (the Code) Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash. Participants in the Plan who were formerly participants in the Compaq Computer Corporation 401(k) Investment Plan but who did not become employees of the Company subsequent to the acquisition of Compaq Computer Corporation in May 2002 are not eligible to participate in the ESOP.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

As soon as administratively feasible, normally about 15 days after the employee’s employment start date, employees are automatically enrolled in the Plan at a 3% contribution rate, in one of the ten Target Retirement Date Funds based on the employee’s current age and anticipated retirement age.

Participants may annually contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Code. The annual limitation was $15,500 for 2008.

Contributions can be made as whole or fractional percentages of pay. Employees can choose pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of the two.

Effective January 1, 2007, after-tax Roth 401(k) contributions were permitted to be made to the Plan. The Plan also accepts rollover contributions from a Roth deferral account to the Plan as described in Code section 402A(e)(1) and only to the extent the rollover is permitted under the rules of section 402(c) of the Code. After-tax Roth 401(k) contributions shall be treated as deferred contributions for all purposes under the Plan, including Company matching contributions.

Participants who are age 50 or older by the end of the plan year can contribute an additional $5,000 above the annual limitation. Catch-up contributions can be pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. These “catch-up” contributions are not eligible for the Company match. Participants may also make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2006, employees first hired or rehired on and after January 1, 2006, and employees with fewer than 62 points, calculated as age plus years of service as of December 31, 2005, received Company matching contributions equal to 100% of the first 6% of the eligible compensation the participant contributes to the Plan; employees with 62 or more points as of December 31, 2005, calculated as age plus service, received Company matching contributions equal to 100% of the first 4% of eligible compensation contributed to the Plan. Effective January 1, 2008, all participants were eligible for the 6% matching contribution.  However, effective August 1, 2008, new hires, re-hires or transfers onto the U.S. payroll receive Company matching contributions equal to 100% of the first 4% of eligible compensation they contribute to the Plan.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

Participants who became employees before January 1, 2006, are also 100% vested in their Company matching contributions and earnings thereon at all times.

Effective January 1, 2006, all new employees are subject to a three-year cliff vesting schedule with regard to Company matching contributions. As a result, participants with no prior HP service who enter the Plan on or after January 1, 2006, do not vest in Company matching contributions until the earlier of earning three years of credited service, attaining age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability benefits program, at which time they will become 100% vested in their Company matching contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

The Plan offers two types of loans, namely general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. Unallocated forfeiture balances as of December 31, 2008 and 2007, were approximately $2,700,000 and $900,000, respectively, and forfeitures used to reduce Company contributions for 2008 were approximately $900,000.

Payment of Benefits

On termination of service, death, or retirement, participants may elect to receive a lump-sum amount equal to the value of their account. Lump-sum payments may be made in cash or shares of stock for distribution from the Company Stock Fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.

Administrative and Investment Management Expenses

Certain fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by the Company on behalf of the Plan. Other administrative fees and all investment management fees are charged to individual participants’ accounts. Certain administrative fees and investment management fees related to Tiers 1 and 2 investment options are paid directly to the Plan’s investment managers and are reported separately on the statement of changes in net assets available for benefits. Investment management fees charged by the Tier 3 mutual funds are deducted from the net asset values of the mutual funds and are, therefore, recorded as a component of the net realized and unrealized depreciation in fair value of the Plan’s investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities. This standard applies to all derivative instruments and related hedged items accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with earlier application encouraged. Plan management intends to include the additional disclosures required under SFAS 161 in the Plan’s financial statements for the year-end December 31, 2009.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value (see Note 4). However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of the Plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). The statements of net assets available for benefits present the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. Wrapper contracts are valued using a replacement cost methodology as of the last day of the plan year. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In accordance with SFAS 157, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Pricing models are utilized to estimate fair value for certain financial assets and liabilities categorized in Level 2.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy with which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

3. Investments

The fair values of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2008		2007

Hewlett-Packard Company common stock	$972,759,293		$1,395,814,908
Vanguard Employee Benefit Index Fund	647,986,051		1,047,528,380
Vanguard PRIMECAP ADM Fund	530,157,876		807,456,538
Fidelity Contrafund	458,134,765		738,930,008
Dwight Target 2 Fund	601,916,872		609,625,823
Fidelity Magellan Fund	292,412,138	*	608,536,858

*Less than 5% of the fair value of the Plan’s net assets as of December 31, 2008.

For the year ended December 31, 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Registered investment companies	$2,038,414,030
Common stock	622,542,052
Common collective trust funds	592,900,262
Company common stock	378,933,934
Corporate debt	6,890,656
Total net realized and unrealized depreciation in fair value of investments	$3,639,680,934

4. Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year-end.

Common collective trusts: Valued at the unit prices established by the funds’ sponsors on the last business day of the plan year, based on the fair value of the assets underlying the funds.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common stocks, corporate debt and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Valued at NAV of units held by the Plan at year-end.

Short-term investments: Valued at cost plus accrued interest, which approximates fair value.

Guaranteed investment contracts: Valued at fair value of the underlying investments which consist of mutual funds, short-term investments, corporate debt and U.S. government securities (See Note 5).

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets as of December 31, 2008:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total

Mutual funds	$3,042,394,007	$—	$—	$3,042,394,007
Common collective trusts	—	1,220,681,896	—	1,220,681,896
Employer stock	972,759,293	—	—	972,759,293
Money market funds	250,261,152	—	—	250,261,152
Managed accounts:
Short-term investments	34,572,440	—	—	34,572,440
Common and preferred stocks	946,749,911	—	—	946,749,911
Corporate debt	—	70,762,793	—	70,762,793
U.S. government securities	—	84,284,639	—	84,284,639
Guaranteed investment contracts	—	1,226,121,380	—	1,226,121,380
Participants loans	—	—	130,272,943	130,272,943
Total investment assets at fair value	$5,246,736,803	$2,601,850,708	$130,272,943	$7,978,860,454

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets (participant loans) as of December 31, 2008:

Balance, beginning of year	$124,729,139
New loans	58,434,191
Repayments	(52,890,387)
Balance, end of year	$130,272,943

5. Guaranteed Investment Contracts

The Plan offers a Stable Value Fund, which invests in GICs and synthetic GICs, to provide participants with a stable, fixed-rate return and protection of principal from market changes. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are based on a formula agreed upon with the issuer. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to the plan document, changes to the Plan’s prohibition of competing investment options, complete or partial termination of the Plan, the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, the redemption of all or a portion of the Plan’s interest in the investment at the direction of the Company, or delivery of any communication to participants designed to influence participants not to invest in the Stable Value Fund. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

GICs generally do not permit issuers to terminate the contract prior to the scheduled maturity date. Wrapper contracts, a component of synthetic GICs generally allow the issuer to terminate upon notice at any time for market value. Wrapper contracts generally also contain provisions to allow the Plan to elect to convert the wrapped portfolio to a declining direction strategy upon termination by the issuer. Such provisions are intended to result in contract value equaling market value by the ultimate termination date.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

5. Guaranteed Investment Contracts (continued)

Average yields earned on the Stable Value Fund are as follows:

	Year Ended December 31
	2008	2007

Based on actual earnings	5.36%	5.52%
Based on interest rate credited to participants	3.67%	5.12%

6. Forward Foreign Currency Contracts

The Plan began using forward foreign currency contracts in 2006, as the Plan holds investments denominated in foreign currencies. Forward foreign currency contracts are generally utilized to hedge a portion of the currency exposure that results in those investments denominated in foreign currencies. The forward foreign currency contracts are not designated as hedging instruments.

Forward foreign currency contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies and the difference between contract value and market value is recorded as unrealized appreciation (depreciation) in fair value of investments. When the forward foreign currency contract is closed, the Plan transfers the unrealized appreciation (depreciation) to a realized gain (loss) equal to the change in the value of the forward foreign currency contract when it was opened and the value at the time it was closed or offset.

Certain risks may arise upon entering into a forward foreign currency contract from the potential inability of the counterparties to meet the terms of their contracts. Additionally, when utilizing forward foreign currency contracts to hedge, the Plan gives up the opportunity to profit from favorable exchange rate movements during the term of the contract. As of December 31, 2008 and 2007, the value of currencies under forward foreign currency contracts represented less than 1% of net assets.

7. Plan Merger

Effective May 8, 2008, Tower Software Engineering Pty Ltd (Tower) was acquired by the Company and the Tower 401(k) Plan was merged into the Plan. Former employees of Tower began participating in the Plan effective July 1, 2008. The net assets transferred to the Plan are reflected on the statement of changes in net assets available for benefits as a transfer from other qualified plan.

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

9. Related-Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2008, the Plan made purchases of approximately $218,885,650 and sales of approximately $254,877,008 of the Company’s common stock.

10. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$8,091,195,088	$11,140,328,140
Less: Adjustment to fair value from contract value related
to fully benefit-responsive investment contracts	(93,053,312)	(2,332,025)
Net assets available for benefits per the Form 5500	$7,998,141,776	$11,137,996,115

Hewlett-Packard Company 401(k) Plan
Notes to Financial Statements (continued)

11. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net investment loss per the financial statements for the year ended December 31, 2008, to the Form 5500:

Net investment loss per the financial statements	$(3,291,582,498)
Less: Current year adjustment between fair value and contract value
related to fully benefit-responsive investment contracts	(93,053,312)
Add: Prior year adjustment between fair value and contract value related
to fully benefit-responsive investment contracts	2,332,025
Net investment loss per the Form 5500	$(3,382,303,785)

12. Subsequent Events

The HP Investment Review Committee evaluated the Plan’s existing fund offerings and decided to remove the Fidelity Real Estate Investment Portfolio from the investment options in Tier 3. The change was effective after the close of the market on January 30, 2009. The Fidelity Real Estate Investment Portfolio was replaced with a Tier 2 fund, the Global Real Estate Fund. Also, the Fidelity Magellan Fund was replaced with another Tier 2 fund, the Large Cap Growth Stock Fund effective after the close of the market on June 11, 2009.

Effective April 1, 2009, the Company’s matching contribution is determined up to a maximum of 100% of the first 4% of the eligible compensation for all eligible U.S. employees. The Company’s matching contribution was changed to a quarterly, discretionary performance-based match, determined each fiscal quarter based on business results. Matching contributions may vary from quarter-to-quarter based on factors such as quarterly earnings, market share growth, and performance relative to market and economic conditions. The first quarterly match will be determined as of July 31, 2009, covering the period from April 1, 2009 through July 31, 2009.

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Money market funds
*	Fidelity Institutional Cash Portfolio	250,261,152	shares	$250,261,152

Short-term investments
	DREYFUS TREASURY CASH MGMT	31,517,863	shares	31,517,863
	WACHOVIA BK NA BN 6 11/15/17	725,000	shares	699,861
	INTESA SANP Y$CD 3ML+64 6/9/10	300,000	shares	300,000
	TBC INC POOLED EMP DAILY LEH	220,575	shares	220,575
	Interest-bearing cash	1,233,244,760	units	1,834,141
				34,572,440

Registered investment companies
	Mainstay I CAP Equity Portfolio	2,536,609	shares	63,795,720
	Artisan International Fund	4,201,012	shares	62,847,145
	PIMCO High Yield Fund	8,239,384	shares	55,121,481
	Lazard Emerging Markets Portfolio	5,061,243	shares	55,066,322
	PIMCO Real Return Fund	15,572,763	shares	147,162,612
	Vanguard PRIMECAP ADMFund	11,475,279	shares	530,157,876
	American Funds New World Fund	3,460,725	shares	108,735,980
	PIMCO Global Bond II Fund	4,471,742	shares	39,127,741
	MFS International New Discovery Fund	8,408,995	shares	107,130,596
	Dodge & Cox International Stock	9,421,746	shares	206,336,233
	Domini Social Equity Fund	1,924,217	shares	12,064,838
*	Fidelity Magellan Fund	6,376,191	shares	292,412,138
*	Fidelity Contrafund	10,122,288	shares	458,134,765
*	Fidelity Real Estate Investment Portfolio	7,408,562	shares	115,647,655
*	Fidelity Low-Priced Stock Fund	9,952,649	shares	230,105,234
	Dodge & Cox Stock Fund	1,790,381	shares	133,150,640
	PIMCO Asset Backed Securities Fund	556,605	shares	4,363,782
	PIMCO Emerging Markets Fund	754,195	shares	6,093,893
	PIMCO International Portfolio (unlisted)	4,359,991	shares	19,445,558
	PIMCO Investment Grade Corporate Portfolio (unlisted)	4,593,296	shares	39,548,276
	PIMCO Mortgage Portfolio (unlisted)	14,119,449	shares	140,206,126
	PIMCO Municipal Sector Portfolio	744,357	shares	5,270,048
	PIMCO Real Return Bond Fund	324,295	shares	2,620,307
	PIMCO Short Term Port Ins	682,028	shares	5,081,110
	PIMCO US Government Sector Portfolio	4,100,772	shares	38,383,221
	Vanguard Extended Market Index	5,525,014	shares	132,710,843
	CRM MID CAP VALUE FD INSTL	1,413,086	shares	26,777,978
	SPDR Trust - ETF	54,200	shares	4,895,886
				3,042,394,007

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common Stock
	3I GROUP PLC	34,090	shares	$135,313
	AAR CORP	104,800	shares	1,929,368
	ABBOTT LABORATORIES	151,900	shares	8,106,903
	ABSA GROUP LTD	20,700	shares	238,160
	ACCENTURE LTD CL A	59,300	shares	1,944,447
	ACE LTD	48,500	shares	2,566,620
	ADOBE SYSTEMS INC	100,700	shares	2,143,903
	ADVANCE AUTO PARTS INC	93,330	shares	3,140,555
	ADVISORY BOARD CO	89,600	shares	1,998,080
	AECOM TECHNOLOGY CORP	157,000	shares	4,824,610
	AERCAP HOLDINGS NV	164,000	shares	493,640
	AFFILIATED MANAGERS GRP	10,273	shares	430,644
	AGCO CORP	4,617	shares	108,915
	AHOLD NV, KONINKLIJKE	82,920	shares	1,017,972
	AIR GAS INC	15,543	shares	606,022
	AIR PRODUCTS & CHEMICALS	15,800	shares	794,266
	ALBERTO CULVER CO NEW	105,900	shares	2,595,609
	ALCON INC	42,840	shares	3,820,900
	ALLIANCE DATA SYSTEMS CORP	78,000	shares	3,629,340
	ALLIANZ SE (REGD)	15,400	shares	1,667,816
	ALPS ELECTRIC CO LTD	17,900	shares	85,825
	ALTERA CORP	82,600	shares	1,380,246
	AMAZON.COM INC	58,800	shares	3,015,264
	AMCOR LTD	88,902	shares	368,509
	AMDOCS LTD	112,200	shares	2,052,138
	AMEDISYS INC	76,564	shares	3,165,156
	AMERICAN ITALIAN PASTA CO CL A	1,134	shares	25,334
	AMERICAN REPROGRAPHICS CO	113,100	shares	780,390
	AMERIPRISE FINANCIAL INC	60,400	shares	1,410,944
	AMETEK INC NEW	9,900	shares	299,079
	AMGEN INC	66,800	shares	3,857,700
	AMPHENOL CORPORATION CL A	94,886	shares	2,275,366
	AMYLIN PHARMACEUTICALS	51,400	shares	557,690
	ANALOG DEVICES INC	68,300	shares	1,299,066
	ANIXTER INTL INC	98,266	shares	2,959,772
	ANSYS INC	13,662	shares	381,033

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	APOLLO GROUP INC CL A	9,691	shares	$742,524
	APPLE INC	33,505	shares	2,859,652
	APTARGROUP INC	36,848	shares	1,298,524
	AQUA AMERICA INC	18,100	shares	372,679
	ARCELORMITTAL SA (FRAN)	29,800	shares	712,121
	ARCH CHEMICALS INC	53,000	shares	1,381,710
	ARRIS GROUP INC	147,800	shares	1,175,010
	ARTHUR J GALLAGHAR AND CO	100,000	shares	2,591,000
	ASSOCIATED BRITISH FOODS	53,100	shares	565,668
	ASSURED GUARANTTY LTD	90,900	shares	1,036,260
	ASTRAZENECA PLC (UK)	27,638	shares	1,147,628
	AT&T INC	310,750	shares	8,856,375
	ATHEROS COMMUNICATIONS INC	105,907	shares	1,515,529
	ATLAS COPCO AB SER A	54,893	shares	468,071
	ATWOOD OCEANICS INC	4,219	shares	64,466
	AUSTRALIA & NZ BANKING GRP	50,600	shares	550,198
	AUTOLIV INC	80,017	shares	1,717,165
	AVISTA CORP	70,600	shares	1,368,228
	AVIVA PLC	77,401	shares	440,510
	AVON PRODUCTS INC	123,600	shares	2,970,108
	BAE SYSTEMS PLC	314,201	shares	1,727,450
	BAKER HUGHES INC	14,700	shares	471,429
	BALDOR ELEC CO	99,400	shares	1,774,290
	BALLY TECHNOLOGIES INC	15,849	shares	380,851
	BANCO SANTANDER SA	178,579	shares	1,733,391
	BANCORPSOUTH INC	23,200	shares	541,952
	BARCLAYS PLC ORD	411,400	shares	949,081
	BASF SE	36,000	shares	1,394,248
	BAXTER INTL INC	116,400	shares	6,237,876
	BAYER AG	35,933	shares	2,085,221
	BEACON ROOFING SUPPLY INC	45,300	shares	628,764
	BENIHANA INC	4,900	shares	10,290
	BENIHANA INC CL A	35,100	shares	73,710
	BEST BUY CO INC	60,000	shares	1,686,600
	BG GROUP PLC	163,711	shares	2,286,306
	BHP BILLITON LTD	42,300	shares	916,610
	BHP BILLITON PLC	61,106	shares	1,153,885

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	BILFINGER BERGER AG	4,000	shares	$208,492
	BIO RAD LABS CL A	54,179	shares	4,080,220
	BLACK HILLS CORP	59,628	shares	1,607,571
	BLACKBOARD INC	93,400	shares	2,449,882
	BMW AG (BAYER MTR WKS) (GERW)	12,741	shares	384,544
	BNP PARIBAS (FRAN)	31,616	shares	1,335,734
	BOSTON BEER COMPANY CL A	19,500	shares	553,800
	BOSTON PPTY CV	275,000	shares	217,250
	BP PLC	250,900	shares	1,965,834
	BP PLC SPON ADR	122,500	shares	5,725,650
	BRIDGESTONE CORP	34,100	shares	498,768
	BRINKER INTERNATIONAL INC	199,300	shares	2,100,622
	BRISTOW GROUP INC	70,061	shares	1,876,934
	BRITISH AMERICAN TOBACCO	88,620	shares	2,346,465
	BROADCOM CORP CL A	16,638	shares	282,347
	CABOT CORP	100,449	shares	1,536,870
	CABOT OIL & GAS CORP	53,100	shares	1,380,600
	CADBURY PLC	72,600	shares	641,498
	CAMERON INTL CORP	79,000	shares	1,619,500
	CANON INC	13,500	shares	427,388
	CAPELLA EDUCATION CO	4,998	shares	293,682
	CAPITAL ONE FIN CORP	60,600	shares	1,932,534
	CAPITALSOURCE INC	118,400	shares	547,008
	CARLISLE COS INC	304,008	shares	6,292,966
	CARPENTER TECHNOLOGY CORP	53,800	shares	1,105,052
	CASEY GENERAL STORES	10,200	shares	232,254
	CASTLE (A.M.) & CO	30,800	shares	333,564
	CELANESE CORP SER A	27,500	shares	341,825
	CELESIO AG	14,400	shares	390,168
	CELGENE CORP	53,300	shares	2,946,424
	CENTRAL EURO DIST CORP (USA)	55,100	shares	1,085,470
	CENTRICA PLC	210,583	shares	817,428
	CEPHALON INC	33,500	shares	2,580,840
	CEZ AS	12,199	shares	498,038
	CH ROBINSON WORLDWIDE INC	51,000	shares	2,806,530
	CHARLES RIVER LABS INTL INC	4,093	shares	107,237
	CHINA MOBILE LIMITED	33,000	shares	334,815

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	CHINA PETROL & CHEM H	608,000	shares	$373,708
	CHINA RAILWAY CONS CORP LTD H	236,000	shares	351,396
	CHINA TELECOM CORP LTD H	292,000	shares	110,385
	CHURCH & DWIGHT CO INC	6,579	shares	369,213
	CISCO SYSTEMS INC	187,800	shares	3,061,140
	CITI (AU OPTRONICS) CWT	522,700	shares	393,709
	CITI (COMPAL ELEC) ELN	235,281	shares	123,766
	CITI (SILICONWARE) CWT	174,989	shares	149,415
	CITRIX SYSTEMS INC	50,000	shares	1,178,500
	CLARCOR INC	81,700	shares	2,710,806
	CLIFFS NATURAL RESOURCES INC	23,600	shares	604,396
	COCA COLA CO	27,900	shares	1,263,033
	COGNEX CORP	111,000	shares	1,642,800
	COLGATE-PALMOLIVE CO	64,300	shares	4,407,122
	COMERICA INC	48,000	shares	952,800
	COMMERCIAL METALS CO	179,200	shares	2,127,104
	COMPASS GROUP PLC	73,342	shares	368,176
	COMPLETE PRODUCTION SERVICES INC	52,800	shares	430,320
	COMSTOCK RESOURCES INC NEW	48,400	shares	2,286,900
	CONSOL ENERGY INC	8,600	shares	245,788
	CONTINENTAL RES OKLA	9,650	shares	199,852
	COPART INC	15,967	shares	434,143
	CORE LABORATORIES NV	4,234	shares	253,447
	CORNING INC	141,100	shares	1,344,683
	CORPORATE EXECUTIVE BRD C	77,000	shares	1,698,620
	CORRECTIONS CORP OF AMERICA	20,997	shares	343,511
	COSTAR GROUP INC	67,600	shares	2,226,744
	COSTCO WHOLESALE CORP	40,700	shares	2,136,750
	COVIDIEN LTD	121,600	shares	4,406,784
	CRACKER BARREL OLD CTRY ST INC	30,600	shares	630,054
	CREDIT AGRICOLE SA	65,282	shares	729,409
	CREDIT SUISSE GRP (REG)	78,452	shares	2,193,534
	CRH PLC	31,990	shares	797,517
	CSL LIMITED	20,057	shares	480,681
	CULLEN FROST BANKERS INC	41,900	shares	2,123,492
	CURTISS WRIGHT CORPORATION	142,800	shares	4,768,092
	CVS CAREMARK CORP	106,400	shares	3,057,936

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	CYTEC INDUSTRIES INC	51,200	shares	$1,086,464
	DANAHER CORP	41,100	shares	2,326,671
	DAVITA INC	220,967	shares	10,953,334
	DELHAIZE GROUP	7,300	shares	453,405
	DELL INC	133,175	shares	1,363,712
	DELTA AIR INC	29,000	shares	332,340
	DENBURY RESOURCES INC	265,000	shares	2,893,800
	DEUTSCHE BANK AG (GERW)	37,400	shares	1,521,870
	DEUTSCHE BOERSE AG	9,495	shares	673,669
	DEUTSCHE TELEKOM AG (REGD	125,572	shares	1,921,158
	DEUTSCHE (UNITDMC) CWT 144A	261,965	shares	59,355
	DEVRY INC	41,597	shares	2,388,084
	DIC CORP	103,000	shares	212,301
	DICKS SPORTING GOODS INC	9,340	shares	131,787
	DISCOVER FIN SVCS	151,900	shares	1,447,607
	DISCOVERY COMM INC CL C NON-VO	123,000	shares	1,646,970
	DISCOVERY COMMUNICATIONS CL A	125,000	shares	1,770,000
	DISNEY (WALT) CO	222,900	shares	5,057,601
	DOMINION RESOURCES INC VA	44,400	shares	1,591,296
	DONALDSON CO INC	24,100	shares	810,965
	DOVER CORP	35,900	shares	1,181,828
	DRESS BARN INC	44,699	shares	480,067
	DRIL-QUIP INC	90,300	shares	1,852,053
	DSW INC CL A	48,700	shares	606,802
	E.ON AG	91,224	shares	3,623,484
	EADS NV	42,850	shares	719,953
	EAST JAPAN RAILWAY CO	50	shares	379,719
	EATON VANCE CORP NON VTG	127,000	shares	2,668,270
	ECOLAB INC	13,694	shares	481,344
	EDWARDS LIFESCIENCES CORP	69,014	shares	3,792,319
	ELAN CORP PLC ADR	80,600	shares	483,600
	ELECTRONIC ARTS INC	214,800	shares	3,445,392
	EMCOR GROUP INC	12,576	shares	282,080
	ENERGIZER HOLDINGS INC	8,155	shares	441,512
	ENERGYSOLUTIONS INC	171,700	shares	970,105
	ENERSYS INC	62,700	shares	689,700
	ENI SPA	51,500	shares	1,245,164

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	ENPRO INDUSTRIES INC	23,900	shares	$514,806
	EOG RESOURCES INC	38,900	shares	2,589,962
	EQUINIX INC	6,648	shares	353,607
	EQUITABLE RESOURCES INC	6,900	shares	231,495
	ERICSSON (LM) TELE CO CL B	104,000	shares	819,042
	EXELON CORP	136,800	shares	7,607,448
	EXPEDITORS INTL OF WASH	28,736	shares	956,047
	EXTERRAN HLDGS INC	89,697	shares	1,910,546
	F5 NETWORKS INC	7,798	shares	178,262
	FAIRFAX FINL HLDGS LTD SUB VTG	1,800	shares	576,970
	FASTENAL CO	5,028	shares	175,226
	FEDEX CORP	27,200	shares	1,744,880
	FINANCIAL FEDERAL CORP	107,200	shares	2,494,544
	FIRST HORIZON NATIONAL CORP	46,641	shares	491,596
	FIRST MIDWEST BANCORP DEL	18,700	shares	373,439
	FIRSTENERGY CORP	44,500	shares	2,161,810
	FMC CORP NEW	68,700	shares	3,072,951
	FONDARIA SAI SPA	7,200	shares	128,715
	FOOT LOCKER INC	74,800	shares	549,032
	FOREST LABORATORIES INC	39,900	shares	1,016,253
	FOREST OIL CORP	35,800	shares	590,342
	FORTIS RTS	42,400	shares	1
	FOSSIL INC	82,900	shares	1,384,430
	FPL GROUP INC	57,300	shares	2,883,909
	FRANCE TELECOM SA	33,000	shares	924,167
	FREEPORT MCMORAN COPPER &	50,900	shares	1,243,996
	FTI CONSULTING INC	6,167	shares	275,542
	FUJITSU LTD	147,000	shares	714,124
	FURUKAWA ELECTRIC CO LTD	79,000	shares	373,557
	GAIAM INC CL A	18,800	shares	86,856
	GAMESTOP CORP CL A	20,204	shares	437,619
	GAP INC	324,900	shares	4,350,411
	GATX CORP	55,100	shares	1,706,447
	GAYLORD ENTERTAINMENT CO	91,200	shares	988,608
	GDF SUEZ	45,637	shares	2,251,577
	GEN PROBE INC	11,834	shares	506,969
	GENENTECH INC	73,000	shares	6,052,430

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	GENERAL ELECTRIC CO	399,900	shares	$6,478,380
	GENESCO INC	25,734	shares	434,647
	GENESEE & WYOMING CL A	42,700	shares	1,302,350
	GENTEX CORP	134,900	shares	1,191,167
	GENZYME CORP	12,900	shares	856,173
	GEO GROUP INC	27,547	shares	496,672
	GIBRALTAR INDUSTRIES INC	23,900	shares	285,366
	GILDAN ACTIVEWEAR INC	44,000	shares	517,440
	GILEAD SCIENCES INC	160,200	shares	8,192,628
	GLAXOSMITHKLINE PLC	157,202	shares	2,967,420
	GLOBAL PAYMENTS INC	143,000	shares	4,688,970
	GOLDMAN SACHS GROUP INC	51,400	shares	4,337,646
	GOODRICH PETRO CORP	14,700	shares	440,265
	GOOGLE INC A	29,800	shares	9,167,970
	GRACO INC	93,400	shares	2,216,382
	GRAND CANYON EDUCATION INC	105,000	shares	1,971,900
	GRANITE CONSTRUCTION INC	47,300	shares	2,077,889
	GREIF INC CL A	21,700	shares	725,431
	HAEMONETICS CORP MASS	83,147	shares	4,697,806
	HALLIBURTON CO	11,000	shares	199,980
	HANA FINANCIAL GROUP INC	18,800	shares	290,261
	HARSCO CORP	67,300	shares	1,858,826
	HBOS PLC	495,048	shares	498,472
	HCC INSURANCE HOLDINGS INC	14,000	shares	374,500
	HEALTHSPRING INC	75,600	shares	1,509,732
	HEARTLAND EXPRESS INC	118,166	shares	1,862,296
	HELMERICH & PAYNE INC	7,900	shares	179,725
	HENRY (JACK) & ASSOC INC	183,300	shares	3,557,853
	HERBALIFE LTD	77,000	shares	1,669,360
	HESS CORP	109,434	shares	5,870,040
	HEWLETT-PACKARD CO	162,900	shares	5,911,641
	HEXCEL CORPORATION	188,500	shares	1,391,130
	HITACHI LTD	131,000	shares	507,980
	HITTITE MICROWAVE CORP	11,806	shares	347,805
	HOLOGIC INC	38,527	shares	503,548
	HONDA MOTOR CO LTD	35,700	shares	759,735
	HONEYWELL INTL INC	70,680	shares	2,320,424
	HORACE MANN EDUCATORS CORP	123,500	shares	1,134,965

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	HORNBECK OFFSHORE SERVICES INC	17,316	shares	$282,943
	HOST HOTELS & RESORTS INC	96,500	shares	730,505
	HSBC HOLDINGS PLC (UK REG)	134,500	shares	1,336,106
	IBERIABANK CORP	3,400	shares	163,200
	ICAP PLC	86,631	shares	363,459
	IDEX CORPORATION	13,000	shares	313,950
	IDEXX LABS INC	7,259	shares	261,905
	IHS INC	97,000	shares	3,629,740
	II-VI INC.	10,100	shares	192,809
	ILLUMINA INC	15,698	shares	408,933
	IMMUCOR INC	26,637	shares	708,011
	IMPERIAL OIL LTD	12,000	shares	404,274
	INDUSTRIAL & COM BK OF CHINA H	1,227,000	shares	645,927
	INDUSTRIAL BK KOR SP 144A	12,500	shares	76,317
	INFORMATICA CORP	213,500	shares	2,931,355
	INFOSYS TECH SPON ADR	47,800	shares	1,174,446
	ING GROEP NV CVA	49,800	shares	550,698
	INTEGRATED DEVICE TECH INC	18,460	shares	103,561
	INTERACTIVE DATA CORP	95,900	shares	2,364,894
	INTERMEC INC	144,400	shares	1,917,632
	INTERSIL CORPORATION CL A	189,400	shares	1,740,586
	INTL BUS MACH CORP	18,500	shares	1,556,960
	INTUIT INC	15,230	shares	362,322
	INVESCO LTD	297,600	shares	4,297,344
	IRON MOUNTAIN INC	65,600	shares	1,622,288
	ISHARES TR RUSL 2000 GR IN FD	13,829	shares	703,343
	ISUZU MOTORS LTD	166,000	shares	206,757
	ITRON INC	9,727	shares	619,999
	ITT EDUCATIONAL SVCS INC	2,010	shares	190,910
	JACK IN THE BOX INC	44,400	shares	980,796
	JACOBS ENGINEERING GROUP INC	11,402	shares	548,436
	JARDEN CORP	100,000	shares	1,150,000
	JETBLUE AIRWAYS CORP	81,000	shares	575,100
	JFE HOLDINGS INC	30,000	shares	772,114
	JPMORGAN CHASE & CO	76,770	shares	2,420,558
	JSC MMC NORILSK NICKL SPON ADR	40,871	shares	257,487
	JULIUS BAER HLDG AG	36,136	shares	1,354,253

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	KANSAS CITY SOUTHERN	162,200	shares	$3,089,910
	KB FINANCIAL GROUP INC ADR	13,300	shares	348,460
	KDDI CORP	107	shares	748,912
	KENNAMETAL INC	66,400	shares	1,473,416
	KEY ENERGY SERVICES INC	84,200	shares	371,322
	KHD HUMBOLDT WEDAG INTL LTD	12,300	shares	137,391
	KIMCO REALTY CORPORATION	127,300	shares	2,327,044
	KINGFISHER PLC	184,080	shares	362,648
	KIRBY CORP	56,362	shares	1,542,064
	KNIGHT TRANSPORTATION INC	22,300	shares	359,476
	KOHLS CORP	29,200	shares	1,057,040
	KOPPERS HLDGS INC	58,800	shares	1,271,256
	LABORATORY CORP OF AMER HLDGS	6,636	shares	427,425
	LAGARDERE SCA (REG)	16,800	shares	680,448
	LAM RESEARCH CORP	127,707	shares	2,717,605
	LANDSTAR SYSTEM INC	24,700	shares	949,221
	LAYNE CHRISTENSEN CO	11,654	shares	279,813
	LAZARD LTD CL A	2,990	shares	88,923
	LEAP WIRELESS INTL INC	8,908	shares	239,536
	LEND LEASE CORP LTD	54,400	shares	278,543
	LIFE TECHNOLOGIES CORP	4,695	shares	109,440
	LILLY (ELI) & CO	80,800	shares	3,253,816
	LKQ CORP	22,262	shares	259,575
	LLOYDS BANKING GROUP PLC	136,900	shares	251,720
	LOCKHEED MARTIN CORP	90,800	shares	7,634,464
	LUFTHANSA AG (REGD)	37,100	shares	579,818
	LUKOIL OIL CO SPONS ADR	17,900	shares	592,490
	MACQUARIE GROUP LTD	175,391	shares	213,287
	MACROVISION CORP	160,000	shares	2,024,000
	MAGELLAN HLTH SVCS INC	108,800	shares	4,260,608
	MAGNA INTL INC CL A SUB VTG	8,400	shares	253,719
	MAN GROUP PLC	375,905	shares	1,302,826
	MARATHON OIL CORP	223,400	shares	6,112,224
	MARSH & MCLENNAN COS INC	110,800	shares	2,689,116
	MARTEK BIOSCIENCES	15,917	shares	482,444
	MARTIN MARIETTA MATERIALS	17,500	shares	1,698,900
	MAX CAPITAL GROUP LTD	204,200	shares	3,614,340

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	MAXIM INTEGRATED PRODUCTS	163,700	shares	$1,869,454
	MCCORMICK & SCHMICK SEA RES	52,600	shares	211,452
	MCDERMOTT INTL INC	12,103	shares	119,578
	MCKESSON CORP	95,200	shares	3,687,096
	MEDCO HEALTH SOLUTIONS INC	70,100	shares	2,937,891
	MEDICINES CO	109,100	shares	1,607,043
	MEDTRONIC INC	140,600	shares	4,417,652
	MENTOR CORP MINN	100,000	shares	3,093,000
	METHANEX CORP	13,000	shares	146,380
	METLIFE INC	43,000	shares	1,498,980
	METTLER-TOLEDO INTL INC	3,375	shares	227,475
	MGE ENERGY INC	11,700	shares	386,100
	MICHELIN CL B (REG)	10,600	shares	556,205
	MICROS SYSTEMS INC	25,576	shares	417,400
	MICROSEMI CORP	53,559	shares	676,986
	MICROSOFT CORP	763,500	shares	14,842,440
	MINDRAY MED INTL LTD SPON ADR	91,300	shares	1,643,400
	MITSUBISHI CHEMICAL HLDGS	158,000	shares	684,420
	MITSUBISHI CORP	102,000	shares	1,391,855
	MITSUI & CO LTD	206,200	shares	2,047,795
	MOHAWK INDUSTRIES INC	50,000	shares	2,148,500
	MOLSON COORS BREWING CO B	6,451	shares	315,583
	MONSANTO CO NEW	77,000	shares	5,416,950
	MOOG INC CL A	44,900	shares	1,641,993
	MOSAIC CO	126,500	shares	4,376,900
	MSC INDU DIRECT CO CL A	8,600	shares	316,738
	MSCI INC CL A	108,800	shares	1,932,288
	MTN GROUP LTD	33,000	shares	380,904
	MUNICH REINSURANCE (REG)	12,388	shares	1,920,489
	MYLAN INC	69,600	shares	688,344
	NATIONAL AUSTRALIA BANK	16,521	shares	245,200
	NATIONAL CINEMEDIA INC	182,000	shares	1,845,480
	NATIONAL CITY CORP (DELIST)	954,050	shares	1,726,831
	NATIONAL GRID TRANSCO PLC	132,959	shares	1,327,145
	NAVIGATORS GROUP INC	4,200	shares	230,622
	NCR CORP	21,956	shares	310,238
	NEPTUNE ORIENT LINES LTD	151,000	shares	118,059

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	NESTLE SA (REG)	83,640	shares	$3,261,552
	NESTLE SA REG ADR	191,800	shares	7,614,460
	NETAPP INC	150,000	shares	2,095,500
	NEUSTAR INC CL A	209,000	shares	3,998,170
	NEW JERSEY RESOURCES CORP	19,950	shares	785,033
	NEXEN INC	36,920	shares	650,887
	NICE SYSTEMS LTD SPON ADR	144,054	shares	3,236,893
	NII HOLDINGS INC	36,700	shares	667,206
	NIKE INC CL B	45,000	shares	2,295,000
	NINTENDO CO LTD	3,400	shares	1,298,800
	NIPPON MINING HLDGS INC	88,000	shares	366,646
	NIPPON TELEGRAPH & TELEPH	224	shares	1,256,020
	NISSAN MOTOR CO LTD ORD	220,000	shares	790,825
	NOBLE ENERGY INC	32,100	shares	1,579,962
	NOKIA OYJ	70,600	shares	1,113,144
	NORDEA BANK AB	55,200	shares	385,718
	NORDSON CORP	48,300	shares	1,559,607
	NORTHWEST NATURAL GAS CO	22,900	shares	1,012,867
	NOVARTIS AG (REG)	87,262	shares	4,360,171
	NOVO-NORDISK AS CL B	26,376	shares	1,341,371
	NRG ENERGY INC	59,475	shares	1,387,552
	NTT DOCOMO	367	shares	721,775
	NUVASIVE INC	13,285	shares	460,325
	NVIDIA CORP	64,800	shares	522,936
	OCCIDENTAL PETROLEUM CORP	163,100	shares	9,784,369
	OCEANEERING INTL INC	53,367	shares	1,555,114
	ODYSSEY HEALTHCARE INC	129,700	shares	1,199,725
	OIL STATES INTL INC	18,400	shares	343,896
	OLIN CORP	76,000	shares	1,374,080
	OM GROUP INC	3,160	shares	66,708
	ONYX PHARMACEUTICALS INC	75,900	shares	2,592,744
	OPTIONSXPRESS HLDGS INC	178,600	shares	2,386,096
	ORACLE CORP	73,100	shares	1,296,063
	ORBITAL SCIENCES CORP	144,500	shares	2,822,085
	O'REILLY AUTOMOTIVE INC	17,845	shares	548,555
	ORIENT EXPRESS HOTEL CL A	46,000	shares	352,360
	ORIX CORP	3,120	shares	171,604

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	OSI PHARMACEUTICALS INC	96,900	shares	$3,783,945
	OTTER TAIL CORPORATION	41,600	shares	970,528
	OWENS ILLINOIS INC	60,800	shares	1,661,664
	OXFORD INDUSTRIES	6,792	shares	59,566
	PAREXEL INTERNATIONAL CORP	9,800	shares	95,158
	PATTERSON COMPANIES INC	10,497	shares	196,819
	PEDIATRIX MEDICAL GROUP	9,964	shares	315,859
	PENN VIRGINIA CORP.	36,850	shares	957,363
	PEPSICO INC	58,100	shares	3,182,137
	PERKINELMER INC	12,128	shares	168,700
	PERRIGO CO	21,549	shares	696,248
	PETROBRAS PN SPON ADR	39,400	shares	964,906
	PETRO-CANADA	43,400	shares	953,109
	PHILIP MORRIS INTL INC	374,200	shares	16,281,442
	PIEDMONT NATURAL GAS	44,700	shares	1,415,649
	PIMCO HI YIELD PORTFOLIO	638,518	shares	3,518,235
	PLEXUS CORP	72,200	shares	1,223,790
	PNC FINANCIAL SERVICES GRP INC	31,700	shares	1,553,300
	POLYPORE INTL INC	89,888	shares	679,553
	POOL CORP	92,800	shares	1,667,616
	PRECISION CASTPARTS CORP	16,300	shares	969,524
	PROGENICS PHARMACEUTICALS	72,800	shares	750,568
	PSYCHIATRIC SOLUTIONS INC	35,234	shares	981,267
	PTT PCL (FOR)	41,800	shares	210,292
	QANTAS AIRWAYS LTD	194,774	shares	364,291
	QBE INSURANCE GROUP LTD	95,142	shares	1,746,311
	QUALCOMM INC	268,000	shares	9,602,440
	QUANEX BUILDING PRODUCTS	113,065	shares	1,059,419
	QUANTA SVCS INC	16,499	shares	326,680
	QUICKSILVER RES INC	149,000	shares	829,930
	RALCORP HOLDINGS	24,800	shares	1,448,320
	RANGE RESOURCES CORP	181,145	shares	6,229,577
	RAYMOND JAMES FINANCIAL INC.	50,200	shares	859,926
	RAYTHEON CO	38,200	shares	1,949,728
	RECKITT BENCKISER GROUP P	56,791	shares	2,136,520
	RED ROBIN GOURMET BURGERS INC	15,100	shares	254,133
	RELIANCE STEEL & ALUMINUM CO	75,500	shares	1,505,470

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	RENAULT SA ORD	26,100	shares	$676,195
	REPUBLIC SERVICES INC	38,042	shares	943,061
	RESEARCH IN MOTION (USD)	74,400	shares	3,019,152
	RESMED INC	136,167	shares	5,103,539
	RESOURCES CONNECTION INC	186,500	shares	3,054,870
	RIO TINTO PLC (REGD)	21,554	shares	486,252
	RLI CORP	6,900	shares	422,004
	ROCHE HLDGS GENUSSSCHEINE	8,586	shares	1,307,860
	ROCHE HLDGS LTD SPON ADR	13,600	shares	1,041,080
	ROFIN SINAR TECHNOLOGIES INC	12,900	shares	265,482
	ROGERS CORP	72,200	shares	2,004,994
	ROYAL BANK OF SCOTLAND GR	828,281	shares	597,103
	ROYAL DUTCH SHELL PL CL A	166,873	shares	4,417,419
	RUDDICK CORP	10,000	shares	276,500
	RUSH ENTERPRISES INC CL A	26,900	shares	230,533
	RWE AG	7,380	shares	656,574
	SAMSUNG ELEC VTG GDR GDR	800	shares	140,000
	SAMSUNG ELECTRON NVG GDS	1,000	shares	105,250
	SANOFI-AVENTIS	23,400	shares	1,503,847
	SBA COMM CORP CL A	354,443	shares	5,784,510
	SCANSOURCE INC	99,600	shares	1,919,292
	SCHERING PLOUGH CORP	463,700	shares	7,896,811
	SCHLUMBERGER LTD	83,300	shares	3,526,089
	SCHNITZER STEEL INDS INC CL A	11,000	shares	414,150
	SCHWAB CHARLES CORP	183,500	shares	2,967,195
	SEPRACOR INC	170,500	shares	1,872,090
	SES SA A (LUX)	44,418	shares	844,936
	SEVEN & I HOLDINGS CO LTD	29,800	shares	1,001,819
	SHARP CORP	102,000	shares	715,040
	SHIRE PLC SPON ADR	29,680	shares	1,329,070
	SIGNATURE BANK	33,265	shares	954,373
	SILGAN HOLDINGS INC	20,739	shares	991,532
	SIMS METAL MANAGEMENT LTD ADR	18,203	shares	226,081
	SKILLED HEALTHCARE GROUP CL A	82,100	shares	692,924
	SOCIETE GENE PARIS CL A	16,818	shares	845,599
	SOLERA HOLDINGS INC	7,403	shares	178,412
	SOLVAY CL A	6,800	shares	503,828

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	SONIC CORP	94,400	shares	$1,148,848
	SONOSITE INC	20,500	shares	391,140
	SONY CORP	28,100	shares	614,093
	SOUTHWESTERN ENERGY CO	49,600	shares	1,436,912
	SRA INTERNATIONAL INC CL A	119,800	shares	2,066,550
	ST JUDE MEDICAL INC	103,300	shares	3,404,768
	ST MARY LAND & EXPLORATION CO	13,900	shares	282,309
	STANDARD BANK GROUP LTD	13,511	shares	119,299
	STANDARD CHARTERED PLC	50,109	shares	639,836
	STAPLES INC	131,900	shares	2,363,648
	STATE BANK OF IND GD GDR	3,700	shares	203,500
	STATE STREET CORP	50,000	shares	1,966,500
	STATOIL HYDRO ASA	133,236	shares	2,181,512
	STERICYCLE INC	65,790	shares	3,426,343
	STERIS CORPORATION	19,396	shares	463,370
	STORA ENSO AB R 1/10 VTG	67,800	shares	522,705
	STRAYER EDUCATION INC	14,131	shares	3,029,828
	SUEDZUCKER AG (BR)	12,700	shares	192,806
	SUMITOMO MITSUI FINL GROUP	180	shares	745,991
	SUPERIOR ENERGY SVCS INC	69,900	shares	1,113,507
	SUSSER HOLDINGS CORP	67,397	shares	895,706
	SVB FINL GROUP	63,900	shares	1,676,097
	SVENSKA CELLULOSA AB CL B	68,800	shares	586,656
	SYNGENTA AG (SWIT)	4,689	shares	908,819
	TAIWAN SEMI (CITI) (ELN) 1/12	112,604	shares	152,462
	TARGET CORP	11,500	shares	397,095
	TECHNE CORP	6,720	shares	433,574
	TELECOM ITALIA SPA	631,000	shares	1,043,034
	TELEFLEX INC	30,355	shares	1,520,786
	TELEFONICA SA	122,969	shares	2,788,799
	TELSTRA CORP LTD	28,500	shares	77,626
	TENCENT HOLDINGS LIMITED	54,600	shares	352,242
	TESCO PLC	361,592	shares	1,899,616
	TEVA PHARMACEUTICAL IND A	150,500	shares	6,406,785
	TEXAS CAPITAL BANCSHARES INC	17,100	shares	228,456
	TEXAS INSTRUMENTS INC	196,700	shares	3,052,784

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a)	Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
	THAI OIL PCL (FOR)	165,300	shares	$112,148
	THERMO FISHER SCIENTIFIC	72,900	shares	2,483,703
	THOMAS & BETTS CORP	15,100	shares	362,702
	TIFFANY & CO	84,500	shares	1,996,735
	TOKYO ELECTRIC POWER CO	27,200	shares	899,421
	TOMOTHERAPY INC	66,480	shares	158,222
	TORONTO-DOMINION BANK	60,981	shares	2,187,388
	TOSHIBA CORP	199,000	shares	802,800
	TOSOH CORP	76,000	shares	181,780
	TOTAL SA (FRAN)	70,364	shares	3,886,927
	TOYOTA MOTOR CORP	38,300	shares	1,265,087
	TRANSDIGM GROUP INC	97,000	shares	3,256,290
	TRAVELERS COMPANIES INC	35,100	shares	1,586,520
	TRIMBLE NAVIGATION LTD	12,514	shares	270,428
	TUI AG	25,000	shares	280,901
	TUI TRAVEL PLC	83,100	shares	283,160
	UCBH HOLDINGS INC	31,409	shares	455,931
	UGI CORP NEW	75,400	shares	1,841,268
	ULTRA PETROLEUM CORP	72,500	shares	2,501,975
	UNIBANCO SA GDR	4,700	shares	303,714
	UNILEVER PLC ORD	63,302	shares	1,475,826
	UNION PACIFIC CORP	10,400	shares	497,120
	UNITED TECHNOLOGIES CORP	50,200	shares	2,690,720
	UNITED THERAPEUTICS CORP DEL	2,915	shares	182,333
	UNITEDHEALTH GROUP INC	300,200	shares	7,985,320
	UNIVERSAL FOREST PRODUCTS	46,000	shares	1,237,860
	UNUM GROUP	116,100	shares	2,159,460
	URS CORP NEW	102,064	shares	4,161,149
	US AIRWAYS GROUP INC	75,400	shares	582,842
	UTI WORLDWIDE INC	272,346	shares	3,905,442
	VALE DO RIO DOCE (CIA)SPO	49,300	shares	597,023
	VALLOUREC SA	4,500	shares	509,079
	VARIAN MEDICAL SYS INC	70,400	shares	2,466,816
	VARIAN SEMICONDCT EQP ASS	65,210	shares	1,181,605
	VCA ANTECH INC	18,233	shares	362,472
	VERINT SYSTEMS INC	13,110	shares	91,770
	VERISIGN INC	83,600	shares	1,595,088

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

	(c)
	Description of Investment
(b)	Including Maturity Date		(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral		Current
(a) Lessor, or Similar Party	Par, or Maturity Value		Value

Common stock (continued)
VERTEX PHARMACEUTICALS	37,100	shares	$1,127,098
VIACOM INC CL B	178,400	shares	3,400,304
VISA INC CL A	88,400	shares	4,636,580
VODAFONE GROUP PLC	1,732,893	shares	3,601,543
VOLVO AB SER B	97,750	shares	535,695
WABCO HOLDINGS INC	104,300	shares	1,646,897
WABTEC	4,995	shares	198,551
WACHOVIA CORP PERP PC L	100	shares	75,000
WAL MART STORES INC	205,200	shares	11,503,512
WALTER INDUSTRIES INC	337	shares	5,901
WASHINGTON FEDERAL INC	26,900	shares	402,424
WASTE CONNECTIONS INC	57,553	shares	1,816,948
WATERS CORP	4,324	shares	158,475
WATSON PHARMACEUTICALS INC	44,700	shares	1,187,679
WEATHERFORD INTERNATIONAL LTD	32,000	shares	346,240
WELLCARE HEALTH PLANS INC	103,800	shares	1,334,868
WELLS FARGO & CO	280,000	shares	8,254,400
WERNER ENTERPRISES INC	44,200	shares	766,428
WESTAR ENERGY INC	46,000	shares	943,460
WESTERN UNION CO	158,700	shares	2,275,758
WMS INDUSTRIES INC	47,313	shares	1,272,720
WRIGHT EXPRESS CORP	153,600	shares	1,935,360
WYETH	137,300	shares	5,150,123
XEROX CORP	146,100	shares	1,164,417
XILINX INC	83,900	shares	1,495,098
XTO ENERGY INC	81,045	shares	2,858,457
YUE YUEN INDUSTRIAL HLDGS LTD	91,000	shares	179,878
			946,307,806

Preferred stock
TELECOM ITALIA SPA RISP	401,200	shares	442,105

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Common/collective trusts
SSGA Passive Bond Mkt. Sec. Lend. Ser. A (CME9)	9,802,463 units	$190,697,109
SSGA Daily EAFE FD Ser T (ZV3R)	11,748,553 units	157,712,581
Capital Guardian Intl Eq-Instl Cls	7,172,781 units	103,144,588
Vanguard Employee Benefit Index Fund	72,239,248 units	647,986,051
LAZARD EMERG MKTS EQ CL B	2,742,351 units	21,993,651
SEI Financial Management	108,774,455 units	99,147,916
		1,220,681,896

Corporate debt
AIG INTL	$100,000 principal, 6.25%, due 5/1/36	56,161
AIG INTL	$100,000 principal, 8.175%, due 5/15/58	38,903
AIG INTL	$725,000 principal, 8.25%, due 8/15/18	530,641
ALABAMA POWER	$100,000 principal, 6.125%, due 5/15/38	99,828
AMERADA HESS CO	$100,000 principal, 7.3%, due 8/15/31	90,986
AMGEN	$100,000 principal, 6.9%, due 6/1/38	114,183
AMGEN INC	$100,000 principal, 6.375%, due 6/1/37	107,514
ANADARKO PETRO	$210,000 principal, 6.45%, due 9/15/36	165,655
AOL TIME WARNER	$2,775,000 principal, 7.625%, due 4/15/31	2,727,298
AOL TIME WARNER	$950,000 principal, 7.7%, due 5/1/32	951,171
APPALACHIAN PWR	$240,000 principal, 6.7%, due 8/15/37	223,137
ASTRAZENECA PLC	$210,000 principal, 6.45%, due 9/15/37	238,703
AT&T BROAD GLBL	$200,000 principal, 9.455%, due 11/15/22	224,072
AT&T CORP	$1,150,000 principal, 8%, due 11/15/31	1,444,555
AT&T INC	$700,000 principal, 6.5%, due 9/1/37	753,893
BAC CAP TR XI	$800,000 principal, 6.625%, due 5/23/36	739,250
BACCT 2008-A3	$100,000 principal, 1.30625%, due 8/15/11	99,165
BANK AMER NA	$1,040,000 principal, 5.3%, due 3/15/17	987,507
BANK AMER NA	$40,000 principal, 6%, due 10/15/36	42,471
BANK AMERICA NA	$300,000 principal, 2.0475%, due 6/23/10	292,770
BANKAMER	$200,000 principal, 8.125%, due 12/31/49	149,600
BARCLAYS BK	$100,000 principal, 7.7%, due 12/31/49	66,126
BARRICK GOLD	$10,000 principal, 5.8%, due 11/15/34	7,458
BNSF RAILWAY CO	$1,227,015 principal, 5.996%, due 4/1/24	1,108,225
BOSTON PROPERTY LTD	$490,000 principal, 5%, due 6/1/15	308,555
BOSTON PPTY LTD	$500,000 principal, 5.625%, due 4/15/15	332,986
BOSTON PPTY LTD	$350,000 principal, 6.25%, due 1/15/13	259,825
BOSTON SCIENTIFIC	$325,000 principal, 5.45%, due 6/15/14	276,250

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
	BOSTON SCIENTIFIC	$800,000 principal, 6.4%, due 6/15/16	$684,000
	BURLINGTON 00-1	$88,481 principal, 8.251%, due 1/15/21	99,008
	BURLINGTON NO 99-2	$319,117 principal, 7.57%, due 1/2/21	327,216
	BURLINGTON/SANTA	$975,000 principal, 4.875%, due 1/15/15	917,536
	CAN NATURL RES GLB	$130,000 principal, 6.25%, due 3/15/38	102,179
	CANADIAN NATL RR	$100,000 principal, 6.375%, due 11/15/37	106,000
	CAPITAL ONE FIN	$1,375,000 principal, 6.75%, due 9/15/17	1,331,789
	CATERPILR F MTN 3ML	$300,000 principal, 2.21625%, due 6/24/11	268,187
	CCCIT 08-A3 A3 LIB01M	$100,000 principal, 1.43563%, due 11/15/11	98,328
	CHAIT 08-A7 A 1ML	$100,000 principal, 1.206%, due 11/15/11	96,094
	CHUBB CORP	$100,000 principal, 6.5%, due 5/15/38	95,466
	CIGNA	$250,000 principal, 7%, due 1/15/11	246,561
	CIGNA CORP	$925,000 principal, 6.15%, due 11/15/36	703,833
	CITIGROUP	$400,000 principal, 5.875%, due 5/29/37	399,698
	CITIGROUP INC 3ML	$1,475,000 principal, 2.937%, due 5/15/18	1,075,679
	CITIGROUP	$700,000 principal, 6.125%, due 11/21/17	707,378
	COMCAST CORP	$1,600,000 principal, 5.9%, due 3/15/16	1,527,704
	COMCAST CORP	$300,000 principal, 6.3%, due 11/15/17	292,048
	COMCAST CORP	$300,000 principal, 6.4%, due 5/15/38	299,299
	COMCAST CORP	$30,000 principal, 6.95%, due 8/15/37	31,592
	COMCAST GLB	$625,000 principal, 5.875%, due 2/15/18	592,251
	CONOCOPHILL CDA	$230,000 principal, 5.95%, due 10/15/36	223,885
	CONSOLIDAT EDISON	$200,000 principal, 6.75%, due 4/1/38	213,693
	COVIDIEN INT	$300,000 principal, 6.0%, due 10/15/17	295,952
	COX COM INC	$450,000 principal, 9.375%, due 1/15/19	470,835
	COX COMMUNICATION INC	$1,875,000 principal, 5.875%, due 12/1/16	1,667,417
	COX COMMUNICATION INC	$405,000 principal, 5.5%, due 10/1/15	361,195
	CREDIT SUISSE 3ML	$100,000 principal, 1.33125%, due 11/20/09	96,348
	CSX CORP	$230,000 principal, 6.15%, due 5/1/37	184,049
	DCAT 08-B A3B 1ML	$100,000 principal, 2.01313%, due 9/10/12	88,827
	DELL INC	$100,000 principal, 6.5%, due 4/15/38	83,315
	DEUTSCHE TEL GLB	$300,000 principal, 8.75%, due 6/15/30	369,943
	DEVON FING GL	$200,000 principal, 7.875%, due 9/30/31	220,221
	DOW CHEMICAL	$650,000 principal, 7.375%, due 11/1/29	612,155
	DOW CHEMICAL COMPANY	$275,000 principal, 5.7%, due 5/15/18	244,312
	DOW GLBL	$500,000 principal, 6%, due 10/1/12	483,021
	DUKE ENERGY CAR	$100,000 principal, 6.05%, due 4/15/38	109,701

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
	ENBRIDGE ENERGY	$100,000 principal, 7.5%, due 4/15/38	$78,035
	ENCANA CORP	$200,000 principal, 6.5%, due 8/15/34	160,468
	ENERGY TRAN PTNR	$100,000 principal, 6.625%, due 10/15/36	69,995
	ENTERPRISE PRODS	$10,000 principal, 5.75%, due 3/1/35	6,620
	FED DEPT ST	$275,000 principal, 6.9%, due 4/1/29	150,038
	FEDERATED RETAIL	$350,000 principal, 5.9%, due 12/1/16	212,488
	FEDERATED RTL	$200,000 principal, 6.375%, due 3/15/37	112,621
	FIRSTENERGY GL	$210,000 principal, 7.375%, due 11/15/31	198,663
	FLORIDA PWR & LT	$100,000 principal, 5.95%, due 2/1/38	111,385
	FLORIDA PWR	$110,000 principal, 6.35%, due 9/15/37	121,920
	FORD MOTORS CREDIT	$2,625,000 principal, 7.25%, due 10/25/11	1,917,586
	FORD MTR CR LLC	$200,000 principal, 7.8%, due 6/1/12	124,000
	FORDMTRCR GLB	$1,725,000 principal, 7.375%, due 2/1/11	1,311,797
	FORDO 2008-C A3 1ML	$100,000 principal, 1.753%, due 6/15/12	82,125
	FRANCE TELECOM STEP	$200,000 principal, 8.5%, due 3/1/31	232,092
	GE CAP CORP	$100,000 principal, 6.375%, due 11/15/67	62,857
	GE CAP CORP	$100,000 principal, 5.875%, due 1/14/38	97,886
	GE CAP MTN	$400,000 principal, 6.75%, due 3/15/32	425,290
	GLAXOSMTH KLINE	$200,000 principal, 6.375%, due 5/15/38	225,967
	GMAC	$4,250,000 principal, 6.875%, due 9/15/11	3,440,974
	GMAC GLOBAL	$1,375,000 principal, 8%, due 11/01/31	804,511
	GOLDMAN SACHS	$310,000 principal, 6.125%, due 2/15/33	282,614
	GOLDMAN SACHS	$100,000 principal, 6.15%, due 4/1/18	96,096
	HBOS PLC	$200,000 principal, 6.75%, due 5/21/18	176,020
	HEALTHNET	$475,000 principal, 6.375%, due 6/1/17	190,000
	HEWLETT PACKARD	$1,700,000 principal, 6.125%, due 3/1/14	1,807,103
	HSBC BANK USA	$30,000 principal, 5.875%, due 11/1/34	29,207
	HSBC HOLDINGS	$550,000 principal, 6.5%, due 5/2/36	558,421
	HSBC HOLDINGS	$475,000 principal, 6.5%, due 9/15/37	482,403
	HSBC HOLDINGS	$200,000 principal, 6.5%, due 9/15/37	203,117
	HSBC HLDGS PLC	$200,000 principal, 6.8%, due 6/1/38	211,348
	IRS USD R 3MLFBF SWP	$1,200,000 principal, due 6/17/10	31,356
	JOHN DEERE CC MTN 3ML	$300,000 principal, 2.0425%, due 6/10/11	273,748
	JP MORGAN CH XVII	$750,000 principal, 5.85%, due 8/1/35	581,250
	JPMC CAP XXII	$200,000 principal, 6.45%, due 2/2/37	163,898

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
	JPMC CO	$200,000 principal, 6.4%, due 5/15/38	$236,592
	KAUPTHING MTN	$1,125,000 principal, 7.125%, due 5/19/16	8,438
	KINDER MORGAN	$200,000 principal, 5.8%, due 3/15/35	139,239
	LAFARGE SA	$750,000 principal, 6.5%, due 7/15/16	506,042
	LEH	$100,000 principal, 7.5%, due 5/11/38	10
	LIBERTY MEDIA	$90,000 principal, 8.25%, due 2/1/30	51,629
	LIBERTY MEDIA	$260,000 principal, 8.5%, due 7/15/29	149,061
	MACYS RETAIL HL	$475,000 principal, 7.875%, due 7/15/15	342,125
	MAY DEPT	$100,000 principal, 6.7%, due 7/15/34	54,656
	MAY DEPT STORES	$1,200,000 principal, 6.7%, due 9/15/28	656,468
	MAY DEPT STR GLBL	$400,000 principal, 6.65%, due 7/15/24	219,563
	MERRILL LYN	$100,000 principal, 6.875%, due 4/25/18	104,603
	MONSANTO CO	$100,000 principal, 5.875%, due 4/15/38	107,246
	MORGAN STANLEY GLB	$100,000 principal, 6.625%, due 4/1/18	87,729
	MSTDW MTN 3ML	$100,000 principal, 3.3375%, due 5/14/10	93,080
	NORDSTROM INC	$500,000 principal, 6.95%, due 3/15/28	299,061
	NORDSTROM INC GLB	$225,000 principal, 6.25%, due 1/15/18	158,037
	NORFOLK SOUTHERN	$475,000 principal, 7.7%, due 5/15/17	509,160
	ONEOK PARTNERS	$100,000 principal, 6.85%, due 10/15/37	79,364
	PG&E	$210,000 principal 6.05%, due 3/1/34	223,032
	PHILIP MOR INT	$100,000 principal, 6.375%, due 5/16/38	104,007
	PROGRESS ENERGY	$100,000 principal, 7.75%, due 3/01/31	100,121
	PROVIDENT COMPA	$471,000 principal, 7.25%, due 3/15/28	378,597
	PROVIDENT COS	$300,000 principal, 7%, due 7/15/18	264,432
	SIERRA PAC POWER GLB	$100,000 principal, 6.75%, due 7/1/37	89,231
	SLM CORP MEDIUM	$1,150,000 principal, 8.45%, due 6/15/18	909,214
	SLMA 06-7	$377,917 principal, 1.14938%, due 10/25/16	376,446
	SLMA 07-2	$1,400,000 principal, 1.15938%, due 7/25/17	1,227,018
	SLMA 07-3 A1 3ML	$558,215 principal, 3.525%, due 10/27/14	540,272
	SLMA 2006-3	$800,000 principal, 1.23938%, due 7/25/19	680,130
	SLMA 2008-9 A 3ML	$300,000 principal, 5.035%, due 4/25/23	270,281
	SOUTHERN CAL ED	$100,000 principal, 5.55%, due 1/15/37	105,330
	SOUTHERN CAL ED	$130,000 principal, 5.625%, due 2/1/36	138,227
	SPRINT CAP CRP	$200,000 principal, 6.875%, due 11/15/38	119,000
	SPRINT CAP GLBL	$250,000 principal, 6.9%, due 5/1/19	177,500
	SPRINT NEXTEL	$725,000 principal, 6%, due 12/1/16	511,125
	ST PAUL COMPANIES	$900,000 principal, 6.25%, due 6/20/16	900,226

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate debt (continued)
	SUNCOR ENRGY INC	$200,000 principal, 6.85%, due 6/1/39	$159,117
	SUNCOR YANK	$110,000 principal, 6.5%, due 6/15/38	83,183
	TARGET CORP GLB	$100,000 principal, 7%, due 1/15/38	92,680
	TENN VLY AUTH	$100,000 principal, 4.5%, due 4/1/18	110,320
	TIME WARNER CAB	$625,000 principal, 8.75%, due 2/14/19	679,584
	TIME WARNER CBL	$300,000 principal, 6.55%, due 5/1/37	287,439
	TRAVELERS MTN	$475,000 principal, 5.75%, due 12/15/17	456,712
	UBS AG STAM NT	$100,000 principal, 5.75%, due 4/25/18	90,760
	UNION PAC 6 TR	$644,981 principal, 5.866%, due 7/2/30	602,503
	UNION PAC CORP	$100,000 principal, 6.15%, due 5/1/37	92,692
	UNION PACIFIC	$800,000 principal, 7.875%, due 1/15/19	913,942
	UNION PACIFIC 99-A	$272,590 principal, 7.6%, due 1/2/20	270,602
	UNION PACIFIC PTC	$842,739 principal, 4.698%, due 1/2/24	824,864
	UNION PACIFIC PTC	$293,571 principal, 5.082%, due 1/2/29	300,579
	UNITEDHEALTH GRP GLB	$100,000 principal, 6.5%, due 6/15/37	83,935
	UNUM CORP	$191,000 principal, 6.75%, due 12/15/28	144,560
	UNUMPROVIDENT	$125,000 principal, 6.85%, due 11/15/15	113,710
	VERIZON COM INC	$200,000 principal, 6.9%, due 4/15/38	225,051
	VERIZON GLBL	$130,000 principal, 5.85%, due 9/15/35	129,344
	VIRGINIA ELEC PWR CO	$240,000 principal, 6%, due 5/15/37	232,456
	WACHOVIA 3ML	$300,000 principal, 5.85%, due 2/1/37	292,872
	WACHOVIA BK NA	$1,425,000 principal, 1.255%, due 4/23/12	1,280,244
	WACHOVIA CORP FRN 3ML	$1,500,000 principal, 2.94%, due 5/1/13	1,341,236
	WACHOVIA CORP MTN	$725,000 principal, 5.75%, due 2/1/18	726,443
	WACHOVIA CRP FRN 3ML	$200,000 principal, 1.31125%, due 12/1/09	193,734
	WALMART	$400,000 principal, 6.5%, due 8/15/37	474,926
	WELLPOINT GLOBAL	$1,375,000 principal, 5.25%, due 1/15/16	1,217,228
	WELLS FARGO BA	$250,000 principal, 5.95%, due 8/26/36	273,925
	WELLS FARGO CP XIII	$100,000 principal, 7.7%, 12/31/49	82,531
	WELLS FARGO GLBL	$30,000 principal, 5.375%, due 2/7/35	29,761
	WELLSFARGO	$675,000 principal, 5.625%, due 12/11/17	704,212
	WYETH	$1,400,000 principal, 5.5%, due 2/15/16	1,425,598
	WYETH	$100,000 principal, 5.95%, due 4/1/37	111,029
	XEROX CORP	$225,000 principal, 6.35%, due 5/15/18	175,971
	XEROX CORP	$1,275,000 principal, 6.4%, due 3/15/16	994,500
	XEROX CORP	$875,000 principal, 6.75%, due 2/1/17	634,930
	XEROX CORP	$815,000 principal, 6.875%, due 8/15/11	704,492
	XTO ENERGY INC	$110,000 principal, 6.1%, due 4/1/36	91,338
			70,762,793

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities
	CA ST	$150,000 principal, 5%, due 6/1/37	$127,674
	CA ST AMBAC	$100,000 principal, 4.5%, due 8/1/28	81,184
	CSMC 06-C4 A3	$300,000 principal, 5.47%, due 9/15/39	220,729
	CT ST	$100,000 principal, 5.85%, due 3/15/32	93,517
	CWALT 2005-81 A1 1ML	$69,699 principal, 0.75375%, due 2/25/37	30,607
	FFCB	$600,000 principal, 5.16%, due 3/14/22	710,130
	FHLG	$1,551,645 principal, 4%, due 5/1/14	1,543,613
	FHLG	$946,077 principal, 5.5%, due 11/1/23	971,382
	FHLG	$1,586,252 principal, 6.5%, due 9/10/37	1,621,729
	FHLG	$1,244,807 principal, 5.5%, due 5/1/23	1,278,103
	FHLM ARM	$829,435 principal, 4.42%, due 3/1/35	830,045
	FHLM ARM	$1,082,709 principal, 5.38%, due 3/1/36	1,099,583
	FHLMC	$100,000 principal, 5.5%, due 8/23/17	117,932
	FHR	$1,744,161 principal, 7.5%, due 1/20/30	1,796,124
	FHR	$2,102,137 principal, 6.5%, due 6/15/32	2,188,144
	FICO	$400,000 principal, due 12/27/18	274,513
	FNGT	$202,764 principal, 7%, due 12/25/41	215,592
	FNMA	$1,200,000 principal, 5.5%, due 1/13/39	1,230,793
	FNMA	$1,461,171 principal, 6%, due 11/1/23	1,512,266
	FNMA	$1,145,994 principal, 6.5%, due 10/1/37	1,171,625
	FNMA	$1,983,416 principal, 7%, due 8/1/37	2,080,151
	FNMA	$3,153,816 principal, 7%, due 10/1/37	3,307,634
	FNMA 20YR	$1,161,490 principal, 6.5%, due 3/1/27	1,208,480
	FNMA	$200,000 principal, due 6/1/17	150,306
	FNMA	$3,900,000 principal, due 3/23/28	1,776,220
	FNMA 10YR	$540,101 principal, 4.621%, due 4/1/13	568,209
	FNMA 10YR	$865,990 principal, 5.91%, due 2/1/12	933,180
	FNMA 10YR	$800,006 principal, 6%, due 7/1/16	831,518
	FNMA 10YR	$995,195 principal, 6.25%, due 9/1/11	1,071,708
	FNMA 15YR	$3,558,723 principal, 5.5%, due 6/1/20	3,681,841
	FNMA 15YR	$1,277,114 principal, 6%, due 3/1/18	1,329,124
	FNMA 15YR	$2,312,807 principal, 6%, due 8/1/22	2,406,996
	FNMA 15YR	$1,089,753 principal, 6%, due 9/1/19	1,134,133
	FNMA 15YR	$3,534,205 principal, 6%, due 11/1/21	3,678,135

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
	FNMA 20YR	$2,118,828 principal, 6.5%, due 12/1/26	$2,204,548
	FNMA 20YR	$1,713,983 principal, 6.5%, due 2/1/27	1,783,325
	FNMA	$100,000 principal, 4.6%, due 6/5/18	112,052
	FNMA	$300,000 principal, 6%, due 4/18/36	337,639
	FNMA	$200,000 principal, 6.21%, due 8/6/38	280,416
	FNMA	$100,000 principal, 6.25%, due 5/15/29	136,539
	FNMA	$400,000 principal, 6.625%, due 11/15/30	577,521
	FNMA	$300,000 principal, 7.125%, due 1/15/30	449,825
	FNMA 7-YR	$494,379 principal, 5.5%, due 4/1/17	520,244
	FNMA ARM	$3,339,329 principal, 4.03%, due 5/1/33	3,330,801
	FNMA ARM	$2,445,453 principal, 4.48%, due 1/1/35	2,470,978
	FNMA ARM	$1,751,603 principal, 4.84%, due 7/1/35	1,773,983
	FNMA ARM	$2,248,385 principal, 4.79%, due 1/1/35	2,254,177
	FNR 07-114 A6 1ML	$100,000 principal, 0.67375%, due 10/21/37	92,554
	FNR 2001-66 Z	$2,415,189 principal, 6%, due 11/25/31	2,495,163
	FNR 2002-90 A1	$847,547 principal, 6.5%, due 6/25/42	888,520
	FNR 2008-40 LD	$4,169,900 principal, 6%, due 3/25/31	4,274,784
	FNW	$608,489 principal, 7%, 10/25/42	626,554
	FSPC	$577,385 principal, 6.5%, due 9/25/43	593,123
	FSPC	$1,053,408 principal, 7%, due 2/25/43	1,100,986
	GNMA	$800,000 principal, 4%, due 1/21/39	798,451
	GSBA	$940,873 principal, 5.36%, due 11/1/26	968,435
	HAMILTON OH SLS	$100,000 principal, due 12/1/28	27,942
	IA TOBACCO 05B	$100,000 principal, 5.6%, due 6/1/34	56,402
	IRS GBP R 6ML BRC SWP	$1,100,000 principal, 5%, due 9/16/10	40,624
	IRS GBP R 6ML GLM SWP	$300,000 principal, 5%, due 9/16/10	11,079
	IRS GBP R 6ML RYL SWP	$700,000 principal, 5%, due 9/16/10	25,852
	IRS USD R 3ML BOA SWP	$2,300,000 principal, due 6/17/11	60,098
	NJ TOBACCO 1A	$150,000 principal, 5%, due 6/1/41	72,749
	RFCO SP	$800,000 principal, due 1/15/30	373,640
	RFCO SP	$600,000 principal, due 10/15/20	382,740
	RFCO SP	$100,000 principal, due 4/15/30	46,377
	SBAP	$912,159 principal, 5.37%, due 10/1/26	939,809
	SBAP	$989,599 principal, 5.12%, due 12/1/26	1,006,810
	SBAP	$735,530 principal, 5.32%, due 4/1/27	754,849
	SBAP	$94,875 principal, 4.87%, due 12/1/24	95,883
	SBAP	$46,807 principal, 4.86%, due 1/1/25	47,377

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
	SBAP	$40,227 principal, 4.84%, due 5/1/25	$40,579
	USTB	$100,000 principal, 5.25%, due 11/15/28	132,031
	USTB	$200,000 principal, 5.5%, due 8/15/28	270,312
	USTB	$1,200,000 principal, 6.25%, due 8/15/23	1,636,687
	USTCOUP	$200,000 principal, due 2/15/27	113,149
	USTCOUP	$1,600,000 principal, due 5/15/20	1,107,546
	USTN	$4,600,000 principal, 3.375%, due 9/15/09	4,697,750
	USTN	$2,800,000 principal, 3.875%, due 5/15/09	2,837,954
	USTN TII	$100,000 principal, 2.375%, due 1/15/27	107,729
	USTPRIN	$100,000 principal, due 11/15/27	55,133
			84,284,639

Employer stock
*	Hewlett-Packard Company	26,805,161 shares	972,759,293

Synthetic guaranteed investment contracts
Underlying assets
Registered investment companies:
PIMCO Asset Backed Securities Portfolio	355,277	shares	2,785,375
PIMCO Emerging Markets Fund	450,720	shares	3,641,816
PIMCO HI YIELD PORTFOLIO	396,229	shares	2,183,220
PIMCO International Portfolio (unlisted)	2,720,246	shares	12,132,298
PIMCO Inv. Grade Corp.Portfolio( unlisted)	2,771,609	shares	23,863,555
PIMCO Mortgage Portfolio (unlisted)	8,403,957	shares	83,451,293
PIMCO Muni Sector Portfolio	465,056	shares	3,292,593
PIMCO Real Return Bond Fund	202,222	shares	1,633,956
PIMCO SHORT TERM PORT INS	736,836	shares	5,489,431
PIMCO US Government Sector Portfolio	2,589,992	shares	24,242,322
Short-term investments:
WACHOVIA BK NA BN	725,000	shares	699,861
TBC INC POOLED EMP DAILY LEH	11,640	shares	11,640
US TREASURY RP .02% 1/02/09	900,000	shares	900,000
Dreyfus Cash Management Plus	1,056,280	shares	7,040,456
Corporate debt securities:
AIG INTL	$775,000 principal, 8.25%, due 8/15/18		567,237
AOLTime Warner	$3,150,000 principal, 7.625%, due 4/15/31		3,095,852

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
	Underlying assets (continued)
	Corporate debt securities (continued):
	AOL Time Warner	$775,000 principal, 7.7%, due 5/1/32	$775,956
	AT&T Corp.	$1,675,000 principal, 8.5%, due 11/15/31	2,104,026
	BAC CAP TR XI	$800,000 principal, 6.625%, due 5/23/36	739,250
	BANK AMER NA	$1,000,000 principal, 5.3%, due 3/15/17	949,526
	BankAmerica Cap II	$625,000 principal, 8%, due 12/15/26	510,830
	Bank One Cap III	$500,000 principal, 8.75%, due 9/1/30	492,421
	BNSF RY 06-2	$454,359 principal, 5.629%, due 4/1/24	434,255
	BNSF RY CO 06	$320,922 principal, 5.342%, 4/1/24	313,842
	Boston Property Ltd.	$1,000,000 principal, 6.25%, due 1/15/13	742,357
	Boston Property Ltd.	$600,000 principal, 5.625%, due 4/15/15	399,583
	BOSTON SCIENTIFIC	$750,000 principal, 5.45%, due 6/15/14	637,500
	BOSTON SCIENTIFIC	$425,000 principal, 6.4%, due 6/15/16	363,375
	Burlington	$321,750 principal, 8.251%, due 1/15/21	360,028
	Burlington No SF	$43,090 principal, 5.72%, due 1/15/24	42,749
	Burlington North	$200,000 principal, 4.3%, due 7/1/13	185,609
	CAPITAL ONE FIN	$1,425,000 principal, 6.75%, due 9/15/17	1,380,218
	CIGNA Corp.	$826,000 principal, 7.875%, due 5/15/27	765,093
	CIGNA	$325,000 principal, 6.375%, due 10/15/11	315,162
	CITIGROUP INC	$1,575,000 principal, 2.937%, due 5/15/18	1,148,607
	CITIGROUP	$725,000 principal, 6.125%, due 11/21/17	732,642
	Comcast Corp.	$375,000 principal, 5.85%, due 11/15/15	354,711
	Comcast Corp.	$950,000 principal, 5.3%, due 1/15/14	888,374
	Comcast Corp.	$350,000 principal, 5.9%, due 3/15/16	334,185
	COMCAST CORP	$825,000 principal, 6.3%, due 11/15/17	803,133
	COMCAST CORP	$275,000 principal, 6.4%, due 5/15/38	274,357
	COMCAST CORP	$200,000 principal, 6.45%, due 3/15/37	199,023
	COMCAST CORP	$375,000 principal, 6.5%, due 1/15/17	370,393
	COVIDIEN INT	$300,000 principal, 6%, due 10/15/17	295,952
	COX COM INC	$800,000 principal, 9.375%, due 1/15/19	837,041
	Cox Communications	$1,850,000 principal, 5.45%, due 12/15/14	1,617,936
	Cox Communications	$425,000 principal, 5.875%, due 12/15/16	377,948
	CSX TRANSN	$384,787 principal, 6.251%, due 1/15/23	384,836
	CSX TRANSN INC	$750,000 principal, 8.375%, due 10/15/14	778,688
	Dow Chemical	$375,000 principal, 7.375%, due 11/1/29	353,166
	Dow Chemical PTC	$725,000 principal, 4.027%, due 9/30/09	715,943

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
	Underlying assets (continued)
	Corporate debt securities (continued):
	FED DEPT ST	$1,100,000 principal, 6.9%, due 4/1/29	$600,151
	FED EXPRESS 98-1A	$582,436 principal, 6.72%, due 1/15/22	555,770
	FEDERATED RTL	$225,000 principal, 6.375%, due 3/15/37	126,699
	Ford Motor Global	$2,900,000 principal, 7.375%, due 2/1/11	2,205,340
	Ford Motor Credit	$1,375,000 principal, 7.25%, due 10/25/11	1,004,450
	FORD MTR CR LLC	$200,000 principal, 7.8%, due 6/1/12	124,000
	General Electric	$1,100,000 principal, 5%, due 2/1/13	1,112,420
	GMAC	$3,400,000 principal, 6.875%, due 9/15/11	2,752,779
	GMAC GLOBAL	$1,200,000 principal, 8%, due 11/1/31	702,119
	HCA Inc.	$1,300,000 principal, 6.25%, due 2/15/13	812,500
	HEALTHNET	$525,000 principal, 6.375%, due 6/1/17	210,000
	HEWLETT PACKARD	$2,000,000 principal, 6.125%, due 3/1/14	2,126,004
	HSBC HLDGS	$350,000 principal, 6.5%, due 5/2/36	355,359
	HSBC HLDGS	$725,000 principal, 6.5%, due 9/15/37	736,299
	LAFARGE SA	$800,000 principal, 6.5%, due 7/15/16	539,778
	LIBERTY MEDIA	$104,000 principal, 8.25%, due 2/1/30	59,661
	LIBERTY MEDIA	$275,000 principal, 8.5%, due 7/15/29	157,661
	Lockheed Martin	$500,000 principal, 6.15%, due 9/1/36	542,114
	MACYS RETAIL HL	$275,000 principal, 7.875%, due 7/15/15	198,073
	MACYS RETAIL HLDGS	$550,000 principal, 7%, due 2/15/28	301,615
	May Department Stores	$625,000 principal, 6.7%, due 7/15/34	341,601
	MAY DEPT STORES	$1,200,000 principal, 6.9%, due 1/15/32	657,390
	Nordstrom	$325,000 principal, 6.95%, due 3/15/28	194,390
	NORDSTROM INC GLB	$475,000 principal, 6.25%, due 1/15/18	333,633
	PHILIPS EL KONI	$1,500,000 principal, 5.75%, due 3/11/18	1,382,025
	Provident Company	$375,000 principal, 7.25%, due 3/15/28	301,431
	Safeco Corp.	$400,000 principal, 7.25%, due 9/1/12	364,275
	SBAP 05-20L	$1,035,535 principal, 5.39%, due 12/1/25	1,063,041
	SBAP 07-20E	$1,400,000 principal, 5.31%, due 5/1/27	1,435,815
	SLM CORP MEDIUM	$1,200,000 principal, 8.45%, due 6/15/18	948,745
	SLMA 07-1A A2	$985,845 principal, 1.15938%, due 1/25/16	955,460
	SLMA 07-2 A2	$1,700,000 principal, 1.15938%, due 7/25/17	1,489,951
	SLMA 07-3 A1	$558,215 principal, 1.14938%, due 10/27/14	540,272
	SPRINT CAP CRP	$450,000 principal, 6.875%, due 11/15/28	267,750
	SPRINT NEXTEL	$900,000 principal, 6%, due 12/1/16	634,500

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
	Underlying assets (continued)
	Corporate debt securities (continued):
	St. Paul Companies	$525,000 principal, 8.125%, due 4/15/10	$537,255
	St. Paul Travelers	$450,000 principal, 5.5%, due 12/1/15	431,206
	TIME WARNER CAB	$700,000 principal, 8.75%, due 2/14/19	761,135
	TRAVELERS MTN	$325,000 principal, 5.75%, due 12/15/17	312,487
	UNION PACIFIC 9	$1,200,000 principal, 7.875%, due 1/15/19	1,370,914
	UNION PACIFIC PTC	$1,859,280 principal, 5.082%, due 1/2/29	1,903,670
	UNUM GROUP	$135,000 principal, 7.625%, due 3/1/11	133,093
	UNUM Provident	$165,000 principal, 6.85%, due 11/15/15	150,097
	WACHOVIA CORP	$1,425,000 principal, 1.255%, due 4/23/12	1,280,244
	WACHOVIA CORP FRN	$1,575,000 principal, 2.94%, due 5/1/13	1,408,297
	WACHOVIA CORP MTN	$725,000 principal, 5.75%, due 2/1/18	726,443
	WELLPOINT GLOBAL	$375,000 principal, 5%, due 12/15/14	325,730
	WELLPOINT GLOBAL	$1,025,000 principal, 5.25%, due 1/15/16	907,388
	WELLSFARGO	$700,000 principal, 5.625%, due 12/11/17	730,294
	Wyeth	$1,075,000 principal, 5.5%, due 2/1/14	1,091,972
	Wyeth	$600,000 principal, 5.5%, due 2/15/16	610,970
	XEROX CORP	$200,000 principal, 6.35%, due 5/15/18	156,419
	Xerox Corp.	$2,350,000 principal, 6.4%, due 3/15/16	1,833,000
	XEROX CORP	$450,000 principal, 6.75%, due 2/1/17	326,535
	Xerox Corp.	$900,000 principal, 7.125%, due 6/15/10	844,759
	U.S. Government obligations:
	US Treasury Note	$1,000,000 principal, 2%, due 11/30/13	1,025,938
	US Treasury Note	$3,000,000 principal, 3.25%, due 12/31/09	3,085,665
	US Treasury Note	$3,150,000 principal, 3.375%, due 9/15/09	3,216,938
	SBAP 05-20B	$396,776 principal, 4.625%, due 2/1/25	396,900
	SBAP 06-20L	$1,101,201 principal, 5.12%, due 12/1/26	1,120,354
	SBAP 93-20F	$331,261 principal, 6.65%, due 6/1/13	337,260
	SBAP 98-20D	$415,557 principal, 6.15%, due 4/1/18	429,550
	GSBA 504	$400,439 principal, 4.72%, due 2/1/24	403,184
	GSMPS 04-4	$642,869 principal, 8%, due 6/25/34	732,466
	FHLG	$1,127,242 principal, 6.5%, due 9/1/37	1,152,453
	FHLG	$1,785,097 principal, 6.5%, due 10/1/37	1,825,021
	FHLG	$1,272,416 principal, 6.5%, due 12/1/31	1,329,503
	FHLG	$1,891,825 principal, 6.5%, due 12/1/32	1,975,520
	FHLG	$1,307,876 principal, 6%, due 2/1/19	1,361,548
	FHLG	$679,144 principal, 6.0%, due 2/1/19	707,015

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
	Underlying assets (continued)
	U.S. Government obligations (continued):
	FHLG	$3,643,386 principal, 6%, due 3/1/23	$3,793,213
	FHLG	$525,430 principal, 6.0%, due 11/1/16	546,271
	FHLG	$1,001,864 principal, 6.5%, due 7/1/16	1,043,604
	FHLG	$1,571,420 principal, 5.5%, due 12/1/19	1,626,276
	FHLM ARM	$2,962,170 principal, 4.98%, due 5/1/35	3,011,011
	FHLM ARM	$241,269 principal, 5.38%, due 5/1/36	243,375
	FHLM ARM	$1,022,596 principal, 5.70%, due 6/1/36	1,043,553
	FNGT	$587,162 principal, 7.0%, due 2/19/30	612,612
	FNMA	$1,178,867 principal, 6%, due 4/1/35	1,222,017
	FNMA	$216,281 principal, 6.5%, due 2/1/34	227,032
	FNMA	$1,995,381 principal, 6.5%, due 7/1/38	2,076,175
	FNMA	$4,014,060 principal, 6.5%. due 10/1/37	4,103,837
	FNMA	$1,180,372 principal, 6.5%, due 12/1/32	1,232,961
	FNMA	$1,173,091 principal, 7%, due 4/1/32	1,235,437
	FNMA	$1,416,004 principal, 7%, due 8/1/32	1,492,146
	FNMA	$1,172,046 principal, 7%, due 9/1/28	1,229,209
	FNMA	$1,985,988 principal, 7%, due 10/1/37	2,082,848
	FNMA	$1,380,037 principal, 6%, due 2/1/28	1,423,196
	FNMA	$1,256,574 principal, 6%, due 10/1/27	1,295,871
	FNMA	$1,043,889 principal, 5.6%, due 12/1/11	1,113,562
	FNMA	$695,678 principal, 5.91%, due 2/1/12	749,655
	FNMA	$486,197 principal, 6.03%, due 5/1/11	517,274
	FNMA	$609,435 principal, 6.11%, due 2/1/12	660,201
	FNMA	$772,859 principal, 5.50%, due 2/1/18	797,665
	FNMA	$471,641 principal, 5.5%, due 12/1/18	489,176
	FNMA	$1,066,782 principal, 6%, due 2/1/19	1,110,227
	FNMA	$1,389,425 principal, 6%, due 5/1/18	1,446,009
	FNMA	$2,198,640 principal, 6%, due 8/1/22	2,288,179
	FNMA	$1,164,422 principal, 6%, due 9/1/19	1,211,843
	FNMA	$3,646,628 principal, 6%, due 9/1/21	3,795,136
	FNMA	$718,705 principal, 6%, due 12/1/18	747,974
	FNMA	$817,963 principal, 6.5%, due 1/1/19	851,786
	FNMA	$1,109,990 principal, 6.5%, due 1/1/19	1,155,888
	FNMA	$1,761,669 principal, 6%, due 3/1/36	1,830,557

Hewlett-Packard Company 401(k) Plan
EIN: 94-1081436 PN: 004
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) (continued)
December 31, 2008

	(c)
	Description of Investment,
(b)	Including Maturity Date,	(e)
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Value

Synthetic guaranteed investment contracts (continued)
Underlying assets (continued):
U.S. Government obligations (continued):
FNMA ARM	$4,389,366 principal, 4.5%, due 5/1/35	$4,430,793
FNMA ARM	$457,688 principal, 4.76%, due 6/1/35	462,184
FNMA ARM	$1,302,268 principal, 4.87%, due 7/1/35	1,314,598
FNMA ARM	$1,365,510 principal, 4.87%, due 9/1/35	1,388,318
FNMA ARM	$429,985 principal, 4.97%, due 6/1/36	433,333
FNMA ARM	$1,123,487 principal, 4.959%, due 6/1/35	1,140,275
FNR	$766,327 principal, 6%, due 3/25/18	769,145
FNR	$4,503,863 principal, 6%, due 3/25/31	4,617,147
FNW	$442,852 principal, 7%, due 2/25/44	455,697
FNW	$605,150 principal, 7.5%, due 3/25/44	637,860

Common/collective trusts
Dwight Intermediate Core Plus	10,557,748 units	150,918,220
Dwight Target 5 Fund	7,522,598 units	130,723,925
Dwight Target 2 Fund	36,154,410 units	601,916,872
Total market value of underlying assets		1,205,598,053

Wrapper values
CDC Financial Products 1423-01	3.87% interest rate	—
JP Morgan Chase AHP01	3.49% interest rate	543,818
RABOBANK NEDERLAND CPQ090001	3.53% interest rate	737,622
ROYAL BANK OF CANADA NYDW109	4.36% interest rate	935,043
STATE ST BK & TR CO Boston 100003	4.38% interest rate	935,043
Total wrapper values		3,151,526
Total synthetic guaranteed investment contracts		1,208,749,579

Guaranteed investment contracts
Pacific Life G-27351-1	5.48% interest rate	11,506,643
Prudential Ins. Co. America GIC 062063211	5.28% interest rate	5,865,158
Total guaranteed investment contracts		17,371,801

* Participant loans	Interest rates ranging from 4.25%-8.25%, maturing through 2033	130,272,943
Total investments		$7,978,860,454

* Indicates party-in-interest to the Plan.
Note: Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY 401(k) PLAN

June 30, 2009	/S/ PAUL T. PORRINI
Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary